                                                                                                            File No. 70-10248

As filed with the Securities and Exchange Commission on March 30, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

-----------------------------------------------------------------------------------------------------------

APPLICATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

------------------------------------------------------------------------------------------------------------

PNM Resources, Inc.
Alvarado Square
Albuquerque, NM 87158

(Name of company filing this statement and
address of principal executive offices)

------------------------------------------------------------------------------------------------------------

PNM Resources, Inc.

(Name of top registered holding company)

------------------------------------------------------------------------------------------------------------

Patrick T. Ortiz
Senior Vice President, General Counsel and Secretary
PNM Resources, Inc.
Alvarado Square
Albuquerque, NM 87158
(Name and address of agent for service)

The Commission is also requested to send copies of any
Communication in connection with this matter to:

Terry Horn Vice President and Treasurer PNM Resources, Inc. Alvarado Square Albuquerque, NM 87158	Robert P. Edwards Troutman Sanders LLP 600 Peachtree Street, NE Suite 5200 Atlanta, GA 30308-2216

AMENDMENT NO. 4 (POST-EFFECTIVE AMENDMENT NO. 2) TO
APPLICATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
FOR
FINANCING AND SERVICES AUTHORIZATION

            Applicant PNM Resources Files this Second Post-Effective Amendment to Restate Item 1 E of the above-referenced Application/Declaration in its entirety as follows:

E.         Cash Management Activities

            PNM Resources requests authorization to continue its existing cash management activities with surplus funds.  Such surplus funds would ordinarily be invested in one or more short-term investments including: (a) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities; (b) commercial paper; (c) certificates of deposit; (d) bankers' acceptances; (e) repurchase agreements; (f) tax exempt notes; and (g) other investments that are permitted by Section 9(c)(3) of the Act and Rule 40.  PNM Resources presently maintains a program of investing up to $15 million in non-voting interests designed to hedge capital market risks.[1]  Such investments are a small percentage of PNM Resources' overall liquid resources,[2] and PNM Resources has no voting rights attached to the common stock investments made by the managers of the investments, which generally take the form of limited partnership interests in a

[1] Although this program exists prior to the authorization requested herein, authorization of the program by the Commission is required under Section 9(a)(1) of the Act because it involves the acquisition of securities not specifically authorized by Rule 40 and may use funds raised by the securities issuances authorized herein. Authorization is sought as part of the cash management program of Applicant because Applicant has no interest in the management or any of the underlying businesses and is merely undertaking a prudent cash management program designed to yield market knowledge and experience that will aid its efforts to fund pension and nuclear decommissioning liabilities.

[2] As of March 1, 2005, such investments in hedge funds were not more than 3.8% of the liquidity arrangements of PNM Resources.

 partnership dedicated to executing certain absolute return strategies designed to produce higher returns than cash investments, but with less volatility than equity investments.[3]  From the program's inception in May 2004 through February 2005, the investments have generated an annualized return of 12.1% with a standard deviation of 2.94%.  PNM Resources proposes to maintain the $ 15 million program presently authorized by its Board of Directors (the "Existing Program"), a program which is substantially less than 1% of the total capitalization of PNM Resources, in such investments for the purposes of gaining expertise and market knowledge that can be utilized in managing its separate nuclear decommissioning and pension assets.[4]

            Noting that one fifth of the corporate and public pension plans in the United States were partially invested in hedge funds and that the median strategic allocation to hedge funds is ten percent, the Commission recently found as follows:

Finally, and perhaps most significantly, in the last few years, a growing number of public and private pension funds, as well as universities, endowments, foundations, and other charitable organizations, have begun to invest in hedge funds or have increased their allocations to hedge funds. Press reports indicate that more of these institutions have also recently begun to consider these alternative investments.  Hedge funds are thus today being purchased by entities that are not traditionally hedge fund investors, including pension plans that have millions of beneficiaries.

[3] PNM Resources is currently a limited partner in the following partnerships: Wood River Partners, L.P., High Sierra Partners I, L.P. and Coast Value Fund I, L.P.

[4] The Commission has previously found that investment in equity securities by separate nuclear decommissioning and pension trusts raise no issues under the Act. E.ON AG HCAR No. 27539 (June 14, 2002), fn 61.  The Commission has further found that, where nuclear decommissioning and pension liabilities are not separate, investment programs to fund those liabilities designed for returns that are commensurate with a reasonable amount of equity risk and in order to fund those obligations may be retained.  Ibid.  Here Applicant seeks the ability to utilize holding company funds in order to develop experience with investment strategies and positions to be deployed in funding its separate nuclear decommissioning and pension fund obligations, undertakings which require growth rates beyond those provided by investments consistent with Rule 40. The level of authority requested herein is immaterial to the overall capitalization of PNM Resources, but permits Applicant to develop needed financial market knowledge in aid of its efforts to fund liabilities resulting from utility operations.

Release No. IA-2266, 69 Fed. Reg. 45172 (July 28, 2004), at 45176 and 45177 (Footnotes Omitted).

            PNM Resources believes that the investment goals of its hedge fund participation are typical of prudent  private and public pension fund participation in absolute return-related investments: achieving non-correlated equity-like returns with volatility closer to debt investments and protecting portfolio assets against price inflation and interest rate volatility.  PNM Resources' investment policy for this program is structured around four strategies that are managed and monitored by its Treasury Department.  The approved strategies utilize financial derivative instruments and securities that are easily valued and relatively liquid. Substantial due diligence is conducted on individual strategies and general partners, including on-site visits and an assessment of the liquidly and risk profile characteristics of the specific investment being considered.  PNM Resources positions are for investment only and do not entail any exercise of voting rights pertaining to its indirect equity holdings.  The Existing Program investment is divided among four strategies: 1) A Preferred Dividend Capture strategy that involves purchasing investment grade preferred stocks obtaining dividend qualifying for 70% tax exclusion.  These securities must be held for a minimum of 46 days to qualify for exclusion.  Because preferred stocks act like bonds and are interest rate sensitive, potential price movements are hedged through the use of Treasury bond futures.  2) A Fixed Income Arbitrage strategy that seeks to benefit from arbitrage opportunities presented by anomalies between related interest rate securities.  3) An Equity Long/ Short directional strategy involves equity-oriented investing on both the long and short sides of the market.  Managers have the ability to shift from value to growth, from small to medium to large capitalization stocks, and from a net long position to a net short position.  Managers may hedge the long and short positions through the use of futures, options, or other financial instruments.  4)  A Managed Futures strategy invests with professional money managers known as commodity trading advisors (CTAs).  These trading advisors manage assets by taking positions in listed financial and commodity futures markets.  To ensure diversification, the strategies that are selected are those that exhibit low correlation to each other.  No strategy accounts for more than 30% of the Existing Program portfolio.  PNM Resources' Treasurer or Director of Trust and Corporate Investments, with approval of a Corporate Investment Committee (the Committee) comprised of Senior Management, review and approve appropriate investment strategies and investment managers.  PNM Resources conducts due diligence necessary to insure the implementation of a program that complies with its fiduciary responsibilities.  PNM Resources evaluates candidate managers using hedge fund databases and industry sources.  To verify the qualifications of the investment manager, the general partner and/or the prime broker, PNM Resources makes on-site visits.  PNM Resources also independently evaluate the strategy in addition to validating investment performance and valuation procedures.  The selection process is documented in writing.  Both the process and the recommended selections are reviewed with the Committee.  PNM Resources currently utilizes a "fund of funds" approach for its pension hedge fund investments to maximize diversification and secure access to expertise.  As experience is gained with the Existing Program, PNM Resources will benefit from this expertise which could be applicable to both interest rate management separately authorized by the Commission in this file and in its separate pension and nuclear decommissioning fund investment management.  PNM Resources also may, upon securing sufficient expertise with these investments, be able to dispense with the investment management fees associated with a fund of funds approach.  As discussed above, PNM Resources has no intention of becoming an investment company and seeks no authority to expand the program in place prior to its registration under the Act, which reflected management's judgment that a small portion of PNM Resources' liquid resources could prudently be utilized to obtain exposure and experience with these absolute return strategies and ultimately assisting management secure the expertise and experience to support investments that can be expected to maintain  a prudent level of growth in order to fund future  pension and nuclear decommissioning trust obligations. Although a portion of shareholder equity is subject to risks different from those presented by investments authorized under Rule 40, those risks are not excessive in light of the small size of the Existing Program, its diversification and inclusion of relatively liquid investments, and the gains in experience useful for managing for appropriate pension and decommissioning fund growth and management efficiency without undertaking undue risks.  Based upon the foregoing retention of nonvoting interests in hedge funds pursuant to the Existing Program bears a functional relationship to, and is reasonably incidental to the efficient and economical operation of PNM Resources' integrated utility operations and is consistent with the maintenance of an appropriate capital structure of PNM Resources.  Accordingly, the retention of the Existing Program satisfies the standards enunciated by Section 10 of the Act for the acquisition of securities and interests in any other business.  15 U.S.C. § 79j.

            Pursuant to the Public Utility Holding Company Act of 1935, the undersigned Company has caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

PNM Resources, Inc.

By:             /s/ Patrick T. Ortiz
Name:    Patrick T. Ortiz
Title:      Senior Vice President, General Counsel and Secretary

Date:                March 30, 2005